SIDLEY AUSTIN LLP ONE SOUTH DEARBORN STREET CHICAGO, IL 60603 (312) 853 7000 (312) 853 7036 FAX	BEIJING BRUSSELS CHICAGO DALLAS FRANKFURT GENEVA HONG KONG LONDON LOS ANGELES	NEW YORK PALO ALTO SAN FRANCISCO SHANGHAI SINGAPORE SYDNEY TOKYO WASHINGTON, D.C.

FOUNDED 1866

January 29, 2010

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Mail Stop 3561

Attention: Lauren Nguyen

Re:	Churchill Downs Incorporated

Registration Statement on Form S-4

Filed on December 24, 2009

File No. 333-164008

Dear Ms. Nguyen:

On behalf of our client, Churchill Downs Incorporated (“CDI”), and on behalf of Youbet.com, Inc. (“Youbet”), set forth below are the responses of CDI and Youbet to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), contained in the Staff’s letter, dated January 20, 2010, concerning the above-referenced Registration Statement on Form S-4 (the “Form S-4”). CDI submitted to the Commission today, via EDGAR, Amendment No. 1 to the Form S-4 (“Amendment No. 1”), including, where necessary, additional information or amendments requested by the Staff. To assist the Staff in reviewing Amendment No. 1, we are sending via Federal Express a copy of this letter and copies of Amendment No. 1, which have been marked to show changes from the Form S-4 as filed with the Commission on December 24, 2009, as well as certain supplemental information which was requested by the Staff and which CDI and Youbet have agreed to provide as noted in the responses below.

With respect to the Staff’s comments relating to Youbet or its financial advisor, all of the responses to such comments have been provided by Youbet.

The responses below follow the sequentially numbered comments from the Staff’s letter of January 20, 2010. All page references in the responses set forth below refer to page numbers in Amendment No. 1. Terms used but not otherwise defined herein have the meanings ascribed to such terms in Amendment No. 1.

Sidley Austin LLP is a limited liability partnership practicing in affiliation with other Sidley Austin partnerships

Securities and Exchange Commission

January 29, 2010

Registration Statement on Form S-4

General

1.	Please send us copies of the board books and any other materials provided by the financial advisor to assist the Board of Directors in evaluating the transaction. Also, provide us a copy of the engagement letter.

Youbet respectfully advises the Staff that it has only one financial advisor, Moelis & Company LLC (“Moelis”), in connection with the merger. Youbet has today sent to the Staff via overnight courier copies of all the materials provided by Moelis to assist the Youbet Board of Directors in evaluating the merger, as well as a copy of its engagement letter with Moelis. Such materials have been provided pursuant to a confidential treatment request under Rule 12b-4 of the Securities Exchange Act of 1934, as amended, and Rule 418 of the Securities Act of 1933, as amended. In accordance with such Rules, Youbet requests that these materials be returned promptly following completion of the Staff’s review thereof. Such information is not to be filed with or deemed to be part of the Form S-4 or the prospectus which is a part thereof, including any amendments thereto. By separate letter, counsel for Youbet also has requested confidential treatment of such materials pursuant to the provisions of 17 C.F.R. § 200.83.

2.	Prior to printing and distribution of the materials, please provide us mock-ups of any pages that include any pictures or graphics to be presented. Accompanying captions, if any, should also be provided.

Youbet confirms that it will provide the Staff with mock-ups of any pages that include any pictures or graphics to be presented, and that accompanying captions, if any, will also be provided.

3.	We suggest including a toll free number for shareholders to call prior to their vote so that they may have merger consideration information as of a most recent practicable date. In addition, please disclose an estimate of the time period you feel will lapse between the vote and closing the merger.

The disclosure in Amendment No. 1 has been modified in response to this comment. Please see the cover page and pages 7 and 28 of Amendment No. 1.

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January 29, 2010

After the stockholder vote, completion of the proposed merger will remain subject to the satisfaction or waiver of the other closing conditions specified in the merger agreement, which may include further regulatory approval. Further, as publicly disclosed, the United States Department of Justice (“DOJ”) has requested additional information and documentary material with respect to the proposed transaction. CDI and Youbet are in the process of gathering information to respond to these requests and are working cooperatively with the DOJ as it reviews the merger. Although no assurances can be given as to the timing for the closing of the merger, both companies expect the merger to close in the first half of 2010. Please see pages 28 and 91 of Amendment No. 1 for further discussion.

4.	Please explain industry terms the first instance that they are used, such as the term “totalizator.”

The disclosure in Amendment No. 1 has been modified in response to this comment. Please see pages 5, 6 and 35 of Amendment No. 1.

Cover Page

5.	Please revise to clearly disclose that the amount of consideration to be received in cash and stock will not be known at the time that the vote occurs because the consideration is subject to adjustment.

The disclosure in Amendment No. 1 has been modified in response to this comment. Please see the cover page and pages 7 and 28 of Amendment No. 1.

Questions and Answers Regarding the Special Meeting of Youbet Stockholders, page 1

6.	Please include a question and answer regarding what happens if the merger is not consummated.

The disclosure in Amendment No. 1 has been modified in response to this comment. Please see page 3 of Amendment No. 1.

Summary, page 5

Effects of the Merger: Merger Consideration, page 7

7.

We note that the merger consideration is subject to adjustment to ensure that the merger does not require Churchill Downs Incorporated (CDI) to issue more than 19.6% of the outstanding CDI common stock outstanding as of immediately before

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January 29, 2010

the effective time of the merger. Revise to disclose how you will calculate the adjustment to the merger consideration.

The disclosure in Amendment No. 1 has been modified in response to this comment. Please see pages 7 through 10 of Amendment No. 1.

8.	Clarify that the exchange ratio is fixed and will not be adjusted for changes in the stock prices of either company before the special meeting or merger effective date.

The disclosure in Amendment No. 1 has been modified in response to this comment. Please see pages 7 and 28 of Amendment No. 1.

9.	Please disclose how CDI will finance the merger consideration. Please revise the disclosure here and throughout your document – particularly the risk factors, to disclose:

•	The source, or anticipated source, of your financing;

•	The interest rate, and interest rate formula, for each debt facility;

•	The amount of fees and expenses associated with the borrowings;

•	The anticipated cash interest and principal interest on an annualized basis for the next several years;

•	The amount of cash flows available to the company to make these payments;

•	A discussion of the security used for the financing;

•	A description of material debt covenants; and

•	Other material and relevant information, in any.

The disclosure in Amendment No. 1 has been modified in response to this comment. Please see pages 7, 29, 30 and 90 of Amendment No. 1.

Interests of Youbet’s Directors and Executive Officers in the Merger, page 8

10.	Please quantify all benefits to affiliates arising from the transactions contemplated. In this regard, disclose the aggregate amounts to be paid to the directors and executive officers of Youbet as a result of the merger. We suggest a table format.

The disclosure in Amendment No. 1 has been modified in response to this comment. Please see pages 11 and 12 of Amendment No. 1.

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January 29, 2010

Litigation, page 11

11.	Provide us with copies of the complaints in the litigation actions related to the merger agreement discussed here.

In response to the Staff’s request, CDI and Youbet are supplementally providing the Staff with copies of the complaints in the litigation actions related to the merger agreement.

Certain Material United Sates Federal Income Tax Consequences, page 13

12.	Consider disclosing the price CDI stock would have to reach in order for the merger not to qualify as a reorganization.

The disclosure in Amendment No. 1 has been modified in response to this comment. Please see pages 17 and 94 of Amendment No. 1.

Risk Factors, page 23

Directors and executive officers of Youbet have interests that may be different from, or in addition to, the interests of Youbet stockholders, page 27

13.	Describe and quantify the benefits to insiders.

The disclosure in Amendment No. 1 has been modified in response to this comment. Please see page 32 of Amendment No. 1.

Risks Relating to CDI, page 29

14.	Refer to the second through fourth sentences of the first paragraph. Please remove the inference that you discuss some, but not all of the significant risk factors or revise to clarify that you have discussed all known material risks.

The disclosure in Amendment No. 1 has been modified in response to this comment. Please see page 34 of Amendment No. 1.

CDI depends on agreements with its horsemen, page 36

15.	If any of the horsemen agreements are up for renewal in the next twelve months, please identify.

The disclosure in Amendment No. 1 has been modified in response to this comment. Please see page 42 of Amendment No. 1.

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January 29, 2010

The refusal by horsemen’s groups to approve content agreements, page 41

16.	Briefly disclose and quantify the effect that the refusal by Thoroughbred Horsemen’s Group to approve agreements for distribution of ADW content had on Youbet’s operations for 2008.

In response to the Staff’s comment, Youbet respectfully advises the Staff on a supplemental basis that Youbet did not have agreements to carry most of the content that was subject to the refusal in 2008 by the Thoroughbred Horsemen’s Group (the “THG”) to approve agreements for distribution of ADW content. As a result, Youbet respectfully advises the Staff that such refusal by the THG did not significantly limit the content Youbet could provide to its customers or have any material effect on Youbet’s operations for 2008; however, Youbet is unable to quantify the effect of such refusal on its operations for 2008. Youbet respectfully informs the Staff on a supplemental basis that the purpose of this risk factor was to disclose the possibility that collections of horsemen groups or individual horsemen groups could refuse to approve content agreements to which Youbet is a party in the future, which could have a material adverse affect on Youbet’s business, and that the disclosure of the refusal by the THG in 2008 was merely meant to provide an example of such refusal by a horsemen group, but was not intended to indicate that such refusal had a material effect on Youbet’s business.

The disclosure in Amendment No. 1 has been modified in response to this comment to clarify that the refusal by the THG in 2008 did not have a material effect on Youbet’s operations for 2008. Please see page 46 of Amendment No. 1.

The Merger, page 54

Background of the Merger, page 54

17.	We note that in early September 2008 various parties from CDI and Youbet met to discuss a potential combination. Please revise to clarify who initiated this contact or negotiation.

The disclosure in Amendment No. 1 has been modified in response to this comment. Please see page 61 of Amendment No. 1.

18.	Refer to the last paragraph on page 60. Disclose the number of Potentially Interested International Gaming Companies that Youbet’s management had in-person meetings with regarding a potential transaction.

The disclosure in Amendment No. 1 has been modified in response to this comment. Please see page 64 of Amendment No. 1.

Securities and Exchange Commission

January 29, 2010

19.	We note that in June and July of 2009 Moelis and Youbet’s management contacted and engaged in discussion with third parties. Briefly summarize the types of parties contacted.

The disclosure in Amendment No. 1 has been modified in response to this comment. Please see page 66 of Amendment No. 1.

20.	On page 65, we note that CDI submitted an initial offer to Youbet with an implied value of approximately $3.01 per share in aggregate consideration. We further note that Bidder B submitted a preliminary proposal on September 30, 2009 to acquire Youbet in a cash transaction ranging from $2.70 to $3.24 per share of Youbet common stock. As Bidder B’s terms were proposed and may be competitive with CDI’s bid; revise to disclose the identity of Bidder B.

In response to the Staff’s comment, Youbet respectfully notes that Youbet’s discussions with Bidder B were preliminary in nature and did not reach the point of an agreement, arrangement or understanding on price or other key terms. Youbet respectfully submits that the identity of Bidder B is not material for purposes of its stockholders’ ability to make an informed decision about the merger, and that page 66 of Amendment No. 1 currently discloses that Bidder B was a financial sponsor. Also, page 66 of Amendment No. 1 currently discloses that Youbet is party to a non-disclosure agreement with Bidder B, which agreement restricts Youbet’s ability to disclose Bidder B’s identity. We have revised the disclosure on page 66 of Amendment No. 1 to clearly disclose that Bidder B executed such non-disclosure agreement. Further, Youbet believes that the disclosure of Bidder B’s identity could have a negative impact on its relationship with Bidder B and, consequently, adversely impact Youbet’s stockholders. For these reasons, Youbet believes that the disclosure of Bidder B’s identity would not be in the best interests of, and could in fact be detrimental to, its stockholders.

Recommendation of the Youbet Board of Directors and Its Reasons for the Merger, page 72

21.	The list on page 72 is of potential benefits, risks, and uncertainties. Please revise so that the first list contains factors that support the merger, the second, factors that weigh against it.

The disclosure in Amendment No. 1 has been modified in response to this comment. Please see page 76 of Amendment No. 1.

Securities and Exchange Commission

January 29, 2010

Opinion of Youbet’s Financial Advisor, page 74

22.	Discuss also whether the opinion considers the adjustment mechanism to the merger consideration price.

The disclosure in Amendment No. 1 has been modified in response to this comment. Please see page 79 of Amendment No. 1.

Financial Analyses, page 76

23.	Refer to the last sentence of the first paragraph on page 77. We note that Moelis did not form a conclusion as to whether any individual analysis supported or failed to support its opinion. Please revise to explain how Moelis can give a fairness opinion without expressing an opinion as to how each individual analysis supported or failed to support its opinion.

In response to the Staff’s comment, it is respectfully noted, as indicated on page 80 of Amendment No. 1, that no single analysis was considered by Moelis in isolation. Moelis has advised that it considered all of the analyses that it performed in arriving at its conclusions. Accordingly, it is respectfully submitted that it is not customary or appropriate to indicate whether an individual analysis indicates fairness and/or to explain the conclusions that an investor should draw from such individual analysis in isolation.

Comparable Public Companies Analysis, page 78

24.	Please disclose how the selected companies compared with Youbet in terms of ratio of aggregate value, size, etc. Tell us whether any additional companies fit within these criteria but were not analyzed, and if so, why not.

The disclosure in Amendment No. 1 has been modified in response to this comment. Please see page 82 of Amendment No. 1.

Other Information, page 82

25.	Compare the disclosure in the last sentence of the last paragraph on page 82 with the disclosure on page 57 which states that Moelis had not previously represented Youbet. Revise to explain the inconsistency. Additionally, revise to further describe and quantify any fees paid relating to, any material relationship that existed during the past two years between CDI, Youbet and Moelis. Refer to Item 4(b) of Form S-4 and Rule 1015(b) of Regulation M-A.

The disclosure in Amendment No. 1 has been modified in response to this comment to clarify Moelis’s engagement roles. Please see page 87 of Amendment No. 1. As disclosed on page 62 of Amendment No. 1, Moelis was originally engaged by

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January 29, 2010

Youbet in November 2008 in connection with the merger transaction and related strategic alternatives. Moelis had not previously represented Youbet at that time. The disclosure on page 67 of Amendment No. 1 discloses that Youbet subsequently engaged Moelis to act as its financial advisor in connection with the potential acquisition of ADW Target 2 on September 11, 2009. The disclosure on page 87 of Amendment No. 1 has been revised to make clear that the engagement disclosed in the first paragraph on page 87 relates to Moelis’s engagement in connection with the potential acquisition by Youbet of ADW Target 2, which engagement occurred in September 2009, approximately 10 months after Moelis was first engaged by Youbet in connection with the sale transaction.

Additionally, the disclosure in Amendment No. 1 has been modified to disclose that Moelis had not previously represented CDI. Please see page 61 of Amendment No. 1.

Management Projections, page 83

26.	Refer to the last sentence of the first paragraph on page 83. Revise to remove the disclaimer of accuracy.

The disclosure in Amendment No. 1 has been modified in response to this comment. Please see page 87 of Amendment No. 1.

27.	We note your disclosure that “The unaudited prospective financial information was not prepared with a view toward complying with the published guidelines of the SEC regarding projections or the guidelines established by the {AICPA} for preparation and presentation of prospective financial information.” As such projections do not comply with published guidelines, please consider deleting this information from the filing, or revising to comply with the published guidelines. We may have additional comment after review of your response.

In response to the Staff’s comment, Youbet respectfully advises the Staff that the management projections provided on page 88 of Amendment No. 1 (the “Projections”) were prepared by Youbet’s management in connection with the review of the proposed merger, and were not prepared for public disclosure. Youbet does not generally make public such projections due to, among other reasons, the uncertainty of the underlying assumptions and estimates. Youbet respectfully submits that the disclosures in the section “Management Projections” beginning on page 87 of Amendment No. 1, along with the other sections of Amendment No. 1 referred to therein, are sufficient for its stockholders to understand both the potential usefulness of the Projections and their limitations. Therefore, Youbet respectfully submits to the Staff that the Projections should not be revised in or deleted from Amendment No. 1.

Securities and Exchange Commission

January 29, 2010

Bonuses to be Paid in Connection with the Merger, page 93

28.	Please either disclose the bonus Youbet’s CFO will get or revise to explain why it is necessary such information not be shared with Youbet’s shareholders prior to the vote.

In response to the Staff’s comment, Youbet respectfully advises the Staff on a supplemental basis that the amount of Ms. Bracey’s bonus has not yet been determined by Youbet’s Compensation Committee and that Youbet will disclose the amount of such bonus in a pre-effective amendment to the Form S-4 once the amount is so determined.

Acceleration of Executive Officer and Director Options, page 93

29.	If any executive officers and directors were granted stock options in connection with the merger, please disclose.

In response to the Staff’s comment, Youbet respectfully advises the Staff on a supplemental basis that none of Youbet’s executive officers and directors were granted stock options in connection with the merger.

The Merger Agreement, page 94

30.	We note your italicized disclosure in the third paragraph preceding the description of the merger agreement on page 94. Because the representations in your agreements constitute public disclosure, if there are more recent, material developments that the company is aware of, you must disclose them. Please revise as appropriate or confirm that there are no changes.

CDI and Youbet each confirm to the Staff that there are no recent material developments affecting their respective businesses that would require changes to the disclosure relating to the representations of CDI and Youbet in the merger agreement.

Unaudited Pro Forma Condensed Combined Financial Information, page 116

31.	Please expand the disclosure in the last paragraph to also discuss the consideration given to the bonus entitled to be received by Youbet’s Chief Financial Officer in connection with the merger at the discretion of Youbet’s Compensation Committee. Disclose the amount involved, if material. Reference is made to the disclosure on page 93 under the heading “Bonuses to be Paid in Connection with the Merger.”

The disclosure in Amendment No. 1 has been modified in response to this comment. Please see page 124 of Amendment No. 1.

Securities and Exchange Commission

January 29, 2010

Note 4. Estimate of Consideration Expected to be Transferred, page 122

32.	Expand the narrative information in footnote (1) to the table to disclose the weighted average exercise price of Youbet stock options used in your computation. Separately, explain in the introductory section of the pro forma financial statements the reason why the date of December 18, 2009 is being used for the closing price of CDI common stock in your computations, and not some other determinable date.

The disclosure in Amendment No. 1 has been modified in response to this comment. Please see pages 124 and 130 of Amendment No. 1.

Note 5. Estimate of Assets to be Acquired and Liabilities to be Assumed, page 123

33.	Refer to the discussion paragraphs of Intangible Assets. We note your use of third-party valuation advisors in determining the preliminary values assigned to the intangible assets. As it appears you have relied on the results of the third-party’s valuation, the third party should be identified in the Form S-4 and their consent is required, to be filed under Exhibit 23. See Rule 436 of Regulation C and Item 610(b)(23) of Regulation S-K. Alternatively, you may delete all references to the third party or you can instead accept responsibility for such valuation while indicating that you considered the report of a third-party valuation firm. For additional guidance, please refer to Question 141.02 of the Compliance and Disclosure Interpretations (“C&DI”s) on Securities Act Sections, which can be found at http://www.sec.gov/divisions/corpfin/guidance/sasinterp.htm. Please revise to clarify the nature and extent of the third party’s involvement and management’s reliance on the work of the third-party valuation form.

The disclosure in Amendment No. 1 has been modified in response to this comment. Please see page 131 of Amendment No. 1. CDI has accepted responsibility for the valuation in Amendment No. 1 and indicated that management considered the report of the third party valuation firm.

Note 6. Adjustments to Unaudited Pro Forma…Balance Sheet, page 125

34.	Expand your narrative disclosure under footnote (H) or either in the penultimate paragraph in the introductory section on page 117 to disclose the terms of your current revolving credit facility; such as the total amount available, the amount outstanding at the most recent balance sheet date and the expiration date. Also, state whether the available amount under the amended credit facility will remain the same or be revised for any increase or decrease, and clarify that you intend to borrow only the amount disclosed in Note 6 (A) to finance the acquisition.

The disclosure in Amendment No. 1 has been modified in response to this comment. Please see pages 124 and 134 of Amendment No. 1.

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January 29, 2010

Note 7. Adjustments to Unaudited Pro Form… Statements of Net Earnings, page 128

35.	Refer to footnote (D). Please provide us with your detailed computations for the line items “Additional interest expense related…credit facility” and “Amortization of deferred finance fees…credit facility” for each period presented. In this regard, it is unclear as to how you arrived at the amounts shown for the nine months ended September 30, 2009 and the year ended December 31, 2008. Please advise and consider providing additional disclosure as to the amounts computed.

The disclosure in Amendment No. 1 has been modified in response to this comment. Please see page 136 of Amendment No. 1. In addition, CDI is providing to the Staff under separate cover on a supplemental basis pursuant to Rule 12b-4 under the Exchange Act of 1934, as amended, copies of the detailed computations for the line items “Additional interest expense related…credit facility” and “Amortization of deferred finance fees…credit facility” for each period presented in footnote (D) that the Staff has requested. In accordance with such Rule, CDI requests that these materials be returned promptly following completion of the Staff’s review thereof.

36.	Refer to Note (1) narrative disclosure on pages 119 and 120 pertaining to pro forma basic and diluted earnings per share. Please consider providing a tabular disclosure as to how you computed the 2,688 common shares to be issued in the merger. Alternatively, you may choose to include this additional information in the table of Note 4.

The disclosure in Amendment No. 1 has been modified in response to this comment. Please see page 136 of Amendment No. 1.

Annex B

37.	Please remove the phrase “or used or relied upon for any other purpose” in the first sentence of the third full paragraph on the second page of the fairness opinion. Please note that public documents cannot be restricted as to use.

The parties acknowledge the Staff’s comment and respectfully advise that the fairness opinion does not contain language precluding the inclusion of the opinion in the Form S-4; indeed the language of the opinion explicitly permits filing of the opinion with the Commission and delivery of the opinion to Youbet’s stockholders and the phrase the Staff has requested to be deleted is qualified by reference to the sentence permitting such

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January 29, 2010

filing and delivery. The parties understand that the deletion is requested by the Staff only when such limiting language appears in a financial advisor’s opinion without qualification. In light of the foregoing and consistent with the Staff’s position articulated in similar transactions and the line item requirements of the proxy rules, the parties respectfully submit that such deletion is not necessary or required for purposes of the proxy statement.

Exhibit 5.1

38.	Please have counsel confirm its understanding that the Kentucky Business Corporation Act includes applicable statutory provisions, the rules and regulations underlying those provisions and applicable judicial and regulatory determinations.

Rebecca C. Reed, counsel for CDI, has confirmed her understanding that the Kentucky Business Corporation Act includes applicable statutory provisions, the rules and regulations underlying those provisions and applicable judicial and regulatory determinations.

39.	Please revise to clarify, if true, that the Rights are binding and enforceable obligations.

The language in Ms. Reed’s opinion has been modified in response to this comment. Please see page 2 of Ms. Reed’s opinion filed as Exhibit 5.1 to Amendment No. 1.

40.	Please revise the last paragraph of your opinion to consent to the use of counsel’s name under the caption “Legal Matters” in the registration statement.

The language in Ms. Reed’s opinion has been modified in response to this comment. Please see page 2 of Ms. Reed’s opinion filed as Exhibit 5.1 to Amendment No. 1.

Exhibit 8.1

41.	Since it appears you are using a short form opinion, please revise (iii) in the fourth paragraph on page three to clarify that the discussion in the prospectus is your opinion. Make a similar change in the discussion in the prospectus.

The language in the opinion of Sidley Austin LLP (“Sidley”) filed as Exhibit 8.1 to Amendment No. 1 and the disclosure in Amendment No. 1 have been modified in response to this comment. Please see page 2 of Sidley’s opinion filed as Exhibit 8.1 to Amendment No. 1 and page 92 of Amendment No. 1.

Securities and Exchange Commission

January 29, 2010

42.	Please have counsel remove the first sentence of the last paragraph on the second page and the first sentence of the third full paragraph on the third page of the opinion or provide an opinion dated as the effective date.

In response to this comment, Sidley’s opinion will be dated as of the effective date of the Registration Statement.

43.	Revise the second full paragraph on page 3 of the opinion to remove the second sentence as investors are entitled to rely on the opinion.

The language in Sidley’s opinion filed as Exhibit 8.1 to Amendment No. 1 has been modified in response to this comment. Please see page 3 of Sidley’s opinion filed as Exhibit 8.1 to Amendment No. 1.

44.	Please have counsel remove the last sentence of the opinion.

The last sentence of Sidley’s opinion has been removed in response to this comment. Please see page 3 of Sidley’s opinion filed as Exhibit 8.1 to Amendment No. 1.

Exhibit 8.2

45.	Since you are providing a short-form tax opinion, please revise (iii) in the fourth paragraph on page three to clarify that the discussion in the prospectus is your opinion and revise the prospectus to make the same point.

The language in the opinion of Kirkland & Ellis LLP (“K&E”) filed as Exhibit 8.2 to Amendment No. 1 and the disclosure in Amendment No. 1 have been modified in response to this comment. Please see page 2 of K&E’s opinion filed as Exhibit 8.2 to Amendment No. 1 and page 92 of Amendment No. 1.

46.	Revise the first full paragraph on page 3 of the opinion to remove the second sentence as investors are entitled to rely on the opinion.

The language in K&E’s opinion filed as Exhibit 8.2 to Amendment No. 1 has been modified in response to this comment. Please see page 3 of K&E’s opinion filed as Exhibit 8.2 to Amendment No. 1.

47.	Please have counsel remove the last sentence of the opinion.

The last sentence of K&E’s opinion has been removed in response to this comment. Please see page 3 of K&E’s opinion filed as Exhibit 8.2 to Amendment No. 1.

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January 29, 2010

Other

Age of Financial Statements

48.	Please continue to consider the financial statement updating requirements set forth in Rule 3-12 of Regulation S-X.

CDI and Youbet each confirms that they continue to consider the financial statement updating requirements set forth in Rule 3-12 of Regulation S-X.

Accountants’ Consents

49.	Amendments should contain currently dated accountants’ consents. Manually signed consents should be kept on file for five years. Reference is made to Rule 402 of Regulation C.

Currently dated accountants’ consents have been filed as Exhibits 23.1 and 23.2, respectively, with Amendment No. 1. CDI and Youbet each confirms that manually signed consents will be kept on file for five years.

*            *            *

Securities and Exchange Commission

January 29, 2010

CDI and Youbet believe that the foregoing has been responsive to the Staff’s comments.

CDI will submit to the Staff the requested letter at the time that it requests acceleration of the effectiveness of the Form S-4.

If you have any questions related to this letter, please contact Brian J. Fahrney of Sidley Austin LLP at (312) 853-2066 or Matthew G. McQueen of Sidley Austin LLP at (312) 853-1097. Please send any further comments via facsimile to Brian J. Fahrney and Matthew G. McQueen at (312) 853-7036.

Very truly yours,

/s/ Brian J. Fahrney
Brian J. Fahrney

cc:	Rebecca C. Reed, Churchill Downs Incorporated

Daniel Perini, Youbet.com, Inc.

Matthew G. McQueen, Sidley Austin LLP

Jon A. Ballis, Kirkland & Ellis LLP

James S. Rowe, Kirkland & Ellis LLP

Theodore A. Peto, Kirkland & Ellis LLP

Steve Wolosky, Olshan Grundman Frome Rosenzweig & Wolosky LLP

Yeuhda Markovits, Olshan Grundman Frome Rosenzweig & Wolosky LLP